UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of

September 2005

Commission File Number

0-29586

    EnerNorth industries inc.

(formerly: Energy Power Systems Limited)

(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes

           No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes

           No   X

If  “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):

82- _________

 Exhibits

  Management's Discussion and Analysis

  Cover Letter

  Notice of Annual and Special Meeting of Shareholders

  Management Information Circular

  Form of Proxy

  Supplemental Mailing List Form

               EnerNorth Industries Inc.

Management's Discussion And Analysis

of Financial Condition and Operating Results

For the Twelve Months Ending

June 30, 2005

 MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

The following discussion and analysis of EnerNorth Industries Inc. ("EnerNorth" or the "Company") should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the fiscal years ended June 30, 2005, 2004 and 2003 and notes thereto. This Management Discussion and Analysis is dated September 23, 2005.  Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

Certain measures in this Management’s Discussion and Analysis do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles such as netback and other production figures and therefore are considered non-GAAP measures. Therefore these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this management discussion and analysis in order to provide shareholders an potential investors with additional information regarding the Company’s liquidity an its ability to generate funds to finance its operations.

Certain statements contained herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company.  The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions.  These statements reflect the current beliefs of management of the Company, and are based on current available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements.  (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors. The Company's public filings can be accessed and viewed through the Company's website, www.enernorth.com under the heading "Investor Relations", and by clicking on "Corporate Filings".  A link to the Company's Canadian Securities Commissions filings can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com, and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.  The Company is not obligated to update or revise these “forward-looking” statements to reflect new events or circumstances.

OVERVIEW

The Company is a corporation amalgamated under the laws of the Province of Ontario and is provincially registered in the Provinces of Alberta, British Columbia and Newfoundland. The Company’s primary activities are investment in, exploration and development and production of oil and gas.

Effective February 1, 2005 the Company divested of its interest in M&M Engineering Limited (“M&M”) for cash proceeds of $7,361,999. The transaction was a sale of 100% of the common shares and 100% of the preferred shares of M&M held by the Company. Prior to closing, the Company retracted preferred shares of M&M for Cdn $1,000,000 cash and M&M assigned to the Company 100% of 10915 Newfoundland Limited, a Newfoundland and Labrador company (“10915 Newfoundland”), and 100% of 11123 Newfoundland Limited, a Newfoundland and Labrador company (“11123 Newfoundland”). Each of 10915 Newfoundland and 11123 Newfoundland owned a portion of the facilities located in Port aux Basques, Newfoundland and Labrador. The facilities consisted of two parcels of land.  The larger of the two parcels has a fabrication building with a 52 foot high and 104 foot high steel frame building, containing 44,000 square feet, designed for utilization as a fabrication and assembly shop. The second parcel of land has a transfer shed containing a total of 96,000 square feet including an attached two-story office section (with full basement) and a one-story office section. The Company received shareholder approval for the transaction at a special meeting of shareholders held on January 26, 2005. For the purpose of financial presentation, the operations of M&M and its subsidiaries have been accounted for as discontinued operations.

Effective June 29, 2005 the Company sold its 100% interest in 10915 Newfoundland and 11123 Newfoundland for cash proceeds of $175,000.

The audited consolidated financial results for the twelve month periods ending June 30, 2005, 2004 and 2003 include the accounts of the Company as well as an investment in Konasseema EPS Oakwell Power Limited (“KEOPL”) a company incorporated in India that is developing a power project in Andhra Pradesh, India, and investments in marketable securities. The Company through its wholly-owned subsidiary EPS Karnataka Power Corp. (“EPS Karnataka”) an Ontario corporation, holds 97% of Euro India Power Canara Private Limited (“EIPCL”) an Indian corporation that is carried at Nil on the balance sheet and consolidated statement of operations of the Company. Management has evaluated the effect that EIPCL accounts would have on the audited consolidated financial statements of the Company at June 30, 2005 and June 30, 2004 and concluded that such amounts would be insignificant under GAAP.

The Company’s oil and gas operations are located in Alberta, British Columbia and Ontario, Canada.  The Company’s financial results are influenced by its business environment. Risks include, but are not limited to: crude oil and natural gas prices; cost to find, develop, produce and deliver crude oil and natural gas; demand for and ability to deliver natural gas; government regulations and cost of capital.

The consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

The Company’s ability to continue as a going concern is dependent upon the enforceability of the Oakwell Claim (See Note 21 of the Company’s Audited Consolidated Financial Statements). If the application of the Judgment becomes enforceable in Canada then there would be a material and adverse impact on the Company’s financial condition. The Company’s consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue in the normal course of operations. If the “going concern” assumption is not appropriate for these consolidated financial statements then adjustments may be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

RISKS AND UNCERTAINTIES

The Company’s producing wells are subject to normal levels of decline and unavoidable changes in operating conditions in facilities operated by third parties. The Company’s production revenue is subject to commodity price fluctuations over which the Company has no control.  Some of the business risks could include:

  volatility in market prices for oil and natural gas;

  reliance on third party operators;

  ability to find or produce commercial quantities of oil and natural gas;

  liabilities inherent in oil and natural gas operations;

  dilution of interests in oil and natural gas properties;

  uncertainties associated with estimating oil and natural gas reserves;

   new prospects and exploration activities may have inherent risks;

  competition for, among other things, financings, acquisitions of reserves, undeveloped lands and skilled personnel; and

  governmental regulation and environmental legislation.

OVERALL PERFORMANCE

The Company’s overall performance for the twelve months ended June 30, 2005 can be highlighted by an increase of 25% in total average production volume to 60 boe/d compared to 48 boe/d for the twelve month period in 2004.  As a result, gross revenues increased by 24% to $946,655 for the twelve month period ending June 30, 2005 versus $765,941 for the twelve month period ending June 30, 2004.

Effective February 1, 2005 the Company divested of its interest in M&M. For the purpose of financial presentation, the operations of M&M and its subsidiaries have been accounted for as discontinued operations. As a result the Company incurred a gain on disposition of the operating segment of $1,717,646. During the year ended June 30, 2005 the Company had earnings associated with the operating segment of $317,351 versus $1,627,664 for the previous twelve month period.

Net loss from continuing operations decreased 43% to $2,197,746 for the twelve month period ending June 30, 2005 versus a net loss from continuing operations of $3,845,606 for the twelve month period ending June 30, 2004. Earnings were hindered by litigation expense and accruals related to the Oakwell Claim over the past three fiscal years. During the current fiscal year, the Company incurred $982,912 in litigation expenses while the Company also accrued 712,349 related to the Oakwell Claim. During the previous fiscal year, the Company incurred $889,614 of litigations expenses and accrued $2,015,681 related to the Oakwell Claim. (See “Critical Accounting Estimates – Oakwell Claim” below).

SELECT FINANCIAL INFORMATION

EnerNorth Industries Inc.
Presented Pursuant to Canadian Generally Accepted Accounting Principles
(Canadian $, Except Per Share Data)  (Audited)

	As of and for the Twelve Month Period Ended June 30,
	2005(1)(2)	2004(1)(2)	2003(1)(2)
FINANCIAL INFORMATION:
Oil and gas revenue	$ 946,655	$ 765,941	$ 673,573
Less: royalties	201,172	106,485	93,824
Net revenue	745,483	659,456	579,749

Net loss from operations before discontinued operations	(2,197,746)	(3,845,606)	(8,466,322)
Income and gain on disposition of discontinued operations (2)	2,034,997	1,627,664	418,846
Net loss for the year	(162,749)	(2,217,942)	(8,047,476)
Net loss from continuing operations per share	$(0.54)	$(0.95)	$(2.22)
Net loss per share	$(0.04)	$(0.55)	$(2.11)
Total assets	15,708,656	23,262,596	28,834,961
Total financial liabilities	8,632,418	16,097,577	17,581,355
OPERATIONS:
Average Daily Production
Natural gas (mcf per day)	239	214	203
Natural gas liquids (bbls per day)	10	7	5
Crude oil (bbls per day)	11	5	7
Total (boe per day)	60	48	47
Average Commodity Prices
Natural gas ($/mcf)	$ 6.86	$ 6.65	$ 6.15
Natural gas liquids ($/bbl)	$ 39.34	$ 29.16	$ 34.03
Crude oil ($/bbl)	$ 55.46	$ 37.61	$ 40.17
Total ($/boe)	$ 43.37	$ 38.16	$ 39.43
Royalties
Natural gas ($/mcf)	$ 1.52	$ 1.04	$ 0.91
Natural gas liquids ($/bbl)	$ 11.39	$ 6.24	$ 5.04
Crude oil ($/bbl)	$ 7.68	$ 4.61	$ 5.95
Total royalties ($/boe)	$ 9.22	$ 6.09	$ 5.49
Production costs
Natural gas ($/mcf)	$ 2.94	$ 2.93	$ 2.71
Natural gas liquids ($/bbl)	$ 6.84	$ 15.24	$ 15.00
Crude oil ($/bbl)	$ 31.20	$ 12.31	$ 17.70
Total production costs ($/boe)	$ 18.32	$ 16.72	$ 16.34
Netback by Product
Natural gas ($/mcf)	$ 2.40	$ 2.68	$ 2.53
Natural gas liquids ($/bbl)	$ 21.11	$ 7.68	$ 13.99
Crude oil ($/bbl)	$ 16.58	$ 20.69	$ 16.52
Netback ($/boe)	$ 15.83	$ 15.35	$ 17.60

____________________

(1)

Selected Financial Data should be read in conjunction with the discussion below and “Critical Accounting Principles and Critical Accounting Estimates” below.

(2)

During fiscal 2005 the Company sold its interests in M&M Engineering Limited (“M&M”). As a result the Industrial & Offshore Division has been treated as discontinued operations for accounting purposes, and prior years' statements of operations have been restated.

OPERATING RESULTS

Fiscal 2005 versus Fiscal 2004 and Fiscal 2004 versus Fiscal 2003

Production Volumes. For the twelve month period ending June 30, 2005 average production volumes increased 25% to 60 boe/d compared to 48 boe/d for the same twelve month period in 2004.  Overall increases were due to new production sources from the Company’s Farrow, Sibbald and Olds-Davey properties located in Alberta Canada.

For the twelve month period ending June 30, 2005 average gas production increased 12% to 239 mcf/d compared to 214 mcf/d for the same twelve month period in 2004.  Increased gas production was due to additions from the Company’s Sibbald and Olds-Davey properties, Alberta.

For the twelve month period ending June 30, 2005 average natural gas liquids production increased 43% to 10 bbls/d compared to 7 bbls/d for the same twelve month period in 2004.

For the twelve month period ending June 30, 2005 average oil production increased 120% to 11 bbls/d compared to 5 bbls/d for the same twelve month period in 2004. Increased oil production was due to additions from the Company’s Farrow and Sibbald properties, Alberta.

For the twelve months ending June 30, 2004 average production volumes increased 2% to 48 boe/d compared to 47 boe/d for the same twelve month period in 2003.  Overall production of gas and natural gas liquids were up during fiscal 2004 due to new production from the Cherhill and Caroline properties. The Company had production decreases in oil production in fiscal 2004 resulting from the temporary shut in of a well in the Farrow area and the abandonment of an oil well in Ontario.

For the twelve month period ending June 30, 2004 average gas production increased 5% to 214 mcf/d compared to 203 mcf/d for the same twelve month period in 2003.  Increased gas production was primarily due to additions from the Company’s Olds-Davey and Sibbald properties, Alberta.

For the twelve month period ending June 30, 2004 average natural gas liquids production increased 40% to 7 bbls/d compared to 5 bbls/d for the same twelve month period in 2003.

For the twelve month period ending June 30, 2004 average oil production decreased 29% to 5 bbls/d compared to 7 bbls/d for the same twelve month period in 2003. Decreased oil production was primarily due to natural declines.

Commodity Prices. During the twelve month period ending June 30, 2005, commodity prices increased by 14% to an average of $43.37 per boe compared to $38.16 per boe for the twelve month period in 2004. These price increases reflect the general price increase in the respective commodities in the market.

Average gas prices per mcf increased by 3% to $6.86 during the twelve month period ending June 30, 2005 compared to $6.65 per mcf for the twelve month period ending June 30, 2004.

Average natural gas liquids prices per barrel increased by 35% to $39.34 during the twelve month period ending June 30, 2005 compared to $29.16 per barrel for the twelve month period ending June 30, 2004.

Average oil prices per barrel increased by 47% to $55.46 during the twelve month period ending June 30, 2005 compared to $37.61 per barrel for the twelve month period ending June 30, 2004.

During the twelve month period ending June 30, 2004, commodity prices decreased by 3% to an average of $38.16 per boe compared to $39.43 per boe for the twelve month period in 2003. These price decreases reflect the general price increase in the respective commodities in the market.

Average gas prices per mcf increased by 8% to $6.65 during the twelve month period ending June 30, 2004 compared to $6.15 per mcf for the twelve month period ending June 30, 2003.

Average prices for natural gas liquids per barrel decreased by 14% to $29.16 during the twelve month period ending June 30, 2004 compared to $34.03 per barrel for the twelve month period ending June 30, 2003.

Average oil prices per barrel decreased by 6% to $37.61 during the twelve month period ending June 30, 2004 compared to $40.17 per barrel for the twelve month period ending June 30, 2003.

Gross oil and gas revenue. The Company's gross oil and gas revenue of $946,655 for the twelve month period ending June 30, 2005 increased by 24% from $765,941 for the comparative twelve month period ending June 30, 2004. Revenue growth was driven by both production increases and increases in commodity prices. Production increases stemmed primarily from re-completed wells in the Sibbald area, commencement of production from previously drilled gas wells in the Olds-Davey area and the remedial work completed on an oil well in the Farrow area.

The Company's gross oil and gas revenue of $765,941 for the twelve month period ending June 30, 2004 increased by 14% from $673,573 for the comparative twelve month period ending June 30, 2003. Revenue growth was primarily driven by production increases realized primarily from the Company’s Olds-Davey and Cherhill properties. These increases were partially offset by decreased oil production from the Company’s Farrow property.

Royalties. Royalties increased by 89% to $201,172 for the twelve month period ending June 30, 2005 compared to $106,485 for the twelve month period ended June 30, 2004. Increased royalties were a result of increased production volumes primarily from the Company’s Farrow, Olds-Davey and Sibbald properties along with increased commodity prices. Royalties increased by 51% to $9.22 per boe compared to $6.09 per boe in 2004.

Royalties increased by 13% to $106,485 for the twelve month period ending June 30, 2004 compared to $93,824 for the twelve month period ended June 30, 2003. Increased royalties were a result of increased production volumes. During the year royalties increased by 11% to $6.09 compared to $5.49 during the comparable period in 2003.

Net Revenue. The Company’s net revenues for the twelve month period ending June 30, 2005 increased by 13% to $745,483 compared to $659,456 for the comparative twelve month period ending June 30, 2004.

The Company’s net revenues for the twelve month period ending June 30, 2004 increased by 14% to $659,456 compared to $579,749 for the comparative twelve month period ending June 30, 2003.

Operating and transportation. Operating and transportation costs were $399,795 for the twelve month period ending June 30, 2005, 37% higher than operating and transportation costs of $292,275 during the comparable twelve month period in 2004. Higher production expenses were a result of increased production volumes and increased operations primarily on the Company’s Sibbald, Olds/Davey and Farrow, Alberta properties. During the year production cost per boe increased by 10% to $18.32 per boe compared to $16.72 per boe during 2004.

Operating and transportation costs were $292,275 for the twelve month period ending June 30, 2004, 5% higher than operating and transportation costs of $279,189 during the comparable twelve month period in 2003. Higher production expenses were a result of increased production volumes and increased production costs per boe. During the year production cost per boe increased by 2% to $16.72 per boe from $16.34 per boe during 2003.

Depletion and Accretion. For the twelve month period ending June 30, 2005, depletion and accretion expense was $691,539, 51% higher compared to $458,230 for the twelve month period in 2004.  The increased depletion and accretion was a result of higher production volumes and a higher value of properties in the depletion pool.

For the twelve month period ending June 30, 2004, depletion and accretion expense was $458,230, 10% higher compared to $416,937 for the twelve month period in 2003.  The increased depletion and accretion was a result of higher production volumes.

Administrative Expenses. Administrative expenses of $2,221,343 for the twelve month period ending June 30, 2005 were 16% higher than administrative expenses of $1,921,385 the previous year. The primary component of administrative expenses for the twelve month period ending June 30, 2005 was related to litigation expenses of $982,912 versus $889,614 for the previous 12 month period ending June 30, 2004. The Company also accrued an expense of $149,109 for stock option expense during the current fiscal year.

Administrative expenses of $1,921,385 for the twelve month period ending June 30, 2004 were 5% lower than administrative expenses of $2,023,237 the previous year. The primary component of administrative expenses for the twelve month period ending June 30, 2004 was related to litigation expenses of $889,614 versus $1.2 million for the previous twelve month period ending June 30, 2003.

Foreign Exchange. For the twelve month period ending June 30, 2005 the gain on foreign exchange was $539,836 compared to a foreign exchange loss of $24,070 for the twelve month period in 2004. The foreign exchange gain during fiscal 2005 related to appreciation in the Canadian dollar relating to the Oakwell Claim. This gain was partially offset by a foreign exchange loss relating to Company’s investment in KEOPL.

For the twelve month period ending June 30, 2004 the loss on foreign exchange was $24,070 compared to a foreign exchange loss of $122,440 for the twelve month period in 2003. The foreign exchange loss during fiscal 2004 related to depreciation in the Canadian dollar relating to the Company’s investment in KEOPL. This loss was partially offset by foreign exchange gains from the Oakwell Claim.  During fiscal 2003 the foreign exchange loss related primarily to depreciation in the balance of funds held in cash (See Critical Accounting Estimates – Oakwell Claim and Valuation of the Company's Investment in KEOPL, below).

Interest income. For the twelve months ending June 30, 2005 interest income was $305,836, 63% higher compared to $187,440 for the comparable twelve month period in 2004.  The increase in interest income was related to interest payments received on the Company’s KEOPL investment as well as interest on cash held in short maturity investments.

For the twelve months ending June 30, 2004 interest income was $187,440, 114% higher compared to $87,634 for the comparable twelve month period in 2003.  The increase in interest income was related to interest payments received on the Company’s KEOPL investment as well as interest on cash held in short maturity investments.

Gain on sale of inactive capital asset. Gain on sale of inactive capital asset represents the net proceeds on the properties located in Port aux Basques Newfoundland. Effective June 29, 2005 the Company sold these properties to a third party for cash proceeds of $175,000.

Cash distributions from marketable securities. At June 30, 2005 the Company holds a portfolio of marketable securities, which contains a portion of oil and gas related trust units. These trust units have a fixed yield distribution to owners of the units. From March 2005, to June 30, 2005 the Company earned $49,916 on cash distributions from trust units.

Current and Future Income Taxes. During the twelve month period ended June 30, 2005 a net future income tax charge of Nil was recognized compared to a net future income tax charge of Nil for the twelve month period ended June 30, 2004. During the current and previous year a future tax recovery was absorbed by an increase in the valuation allowance. During fiscal 2005 and 2004, the statutory tax rate for the Company was 36%.

During the twelve month period ended June 30, 2004 a net future income tax charge of Nil was recognized compared to a net future income tax charge of $490,578 for the twelve month period ended June 30, 2003. During fiscal 2004 and fiscal 2003 a future tax recovery was absorbed by an increase in the valuation allowance however during fiscal 2003 an income tax asset related to the Company’s oil and gas assets was reserved for 100% resulting in a provision of $490,578. During fiscal 2004 the statutory tax rate for the Company was 36%. During fiscal 2003 the statutory tax rate for the Company was 38%.

Net loss from continuing operations.  Net loss from continuing operations decreased 43% to $2,197,746 for the twelve month period ended June 30, 2005 compared to a net loss of $3,845,606 for the twelve month period ending June 30, 2004. Net loss from continuing operations was significantly higher in the previous year due to a $2,015,681 provision for the Oakwell Claim.

Net loss from continuing operations decreased 55% to $3,845,606 for the twelve month period ended June 30, 2004 compared to a net loss of $8,466,322 for the twelve month period ending June 30, 2003. Net loss from continuing operations were significantly higher in the previous year due to a $5,900,000 provision for the Oakwell Claim in 2003 versus a $2,015,681 provision for the Oakwell Claim during 2004 (See Critical Accounting Estimates – Oakwell Claim, below).

Net income from discontinued operations. Net income from discontinued operations resulted from the Company’s disposition of its Industrial & Offshore Division which was sold February 1, 2005. Net income from discontinued operations decreased 81% to $317,351 for the twelve month period ended June 30, 2005 compared to $1,627,664 for the twelve month period ended June 30, 2004. On disposition of the operations of the Industrial & Offshore Division the Company recorded a gain of $1,717,646.

Net income from discontinued operations resulted from the Company’s disposition of its Industrial & Offshore Division which was sold February 1, 2005. Net income from discontinued operations increased 289% to $1,627,664 for the twelve month period ended June 30, 2004 compared to $418,846 for the twelve month period ended June 30, 2003.

Net loss.  As a result of the above factors the net loss was $162,749 for the twelve month period ending June 30, 2005 compared to a loss of $2,217,942 for the comparable twelve month period ending June 30, 2004.

As a result of the above factors the net loss was $2,217,942 for the twelve month period ending June 30, 2004 compared to a loss of $8,047,476 for the comparable twelve month period ending June 30, 2003.

Net loss from continuing operations per share and net loss per share. Net loss from continuing operations per share for the twelve month period ending June 30, 2005 decreased by 43% to $0.54 per share from $0.95 per share for the same twelve month period 2004. Net loss per share for the twelve month period ending June 30, 2005 decreased 93% to $0.04 per share compared to a net loss of $0.55 per share for the same twelve month period 2004. Fully diluted loss per share and fully diluted loss per share from continuing operations are not presented as they are antidilutive.

Net loss from continuing operations per share for the twelve month period ending June 30, 2004 decreased by 57% to $0.95 per share from $2.22 per share for the same twelve month period in 2003. Net loss per share for the twelve month period ending June 30, 2004 decreased 74% to $0.55 per share compared to a net loss of $2.11 share for the same twelve month period 2003 Fully diluted loss per share and fully diluted loss per share from continuing operations are not presented as they are antidilutive.

Capital Expenditures.  Capital expenditures totaled $1,001,743 for the twelve months of fiscal 2005 compared to $1,740,154 for the twelve months of fiscal 2004. During the twelve month period ending June 30, 2005 the Company’s primary expenditures related to acquisition costs of $279,765 for the Buick Creek lands, British Columbia, drilling and completion costs of approximately $85,242 for the Doe Property, Alberta, $273,969 in tie-ins at Olds/Davey, Alberta, and $73,360 in re-completions in the Sibbald area of Alberta.

Capital expenditures totaled $1,740,154 for the twelve months of fiscal 2004 compared to $354,625 twelve months of fiscal 2003. During twelve month period ending June 30, 2004 the Company’s primary expenditures related to drilling and completion costs of approximately $885,895 for the Doe Property, $147,148 drilling and completion in Farrow and $176,656 for the re-completion in Sibbald.

SUMMARY OF QUARTERLY RESULTS

Unaudited
	Fiscal 2005				Fiscal 2004
	June 30/05	Mar. 31/05	Dec. 31/04	Sept. 30/04	June 30/04	Mar. 31/04	Dec. 31/03	Sept. 30/03

Financial Information:
Net oil and gas revenue	$ 149,274	$ 206,044	$ 226,755	$ 163,410	$ 294,439	$ 107,111	$ 125,668	$ 132,238

Loss from continuing
operations	$ (741,216)	$ (771,886)	$ (470,909)	$ (213,735)	$ 17,429	$ (1,340,132)	$ (2,252,480)	$ (270,423)
Net income (loss)	$ (891,216)	$ 1,188,123	$ (548,854)	$ 89,198	$ 724,369	$ (1,760,423)	$ (1,356,962)	$ 175,074

Loss from continuing
operations per share	$ (0.18)	$ (0.19)	$ (0.12)	$ (0.05)	$ 0.00	$ (0.33)	$ (0.55)	$ (0.07)
Net income (loss) per share	$ (0.22)	$ 0.29	$ (0.14)	$ 0.02	$ 0.18	$ (0.43)	$ (0.33)	$ 0.04
Fully diluted net income
(loss) per share	$ (0.22)	$ 0.26	$ (0.14)	$ 0.02	$ 0.00	$ (0.43)	$ (0.33)	$ 0.04

Operating Information:
Average Daily Production
Natural gas (mcf per day)	270	233	342	171	369	126	161	212
Natural gas liquids (bbls per day)	10	14	8	5	9	8	7	6
Crude oil (bbls per day)	13	14	16	1	3	2	8	5
Total (boe per day)	40	66	81	62	74	31	42	46

Average Commodity Prices
Natural gas ($/mcf)	$ 7.41	$ 7.97	$ 5.98	$ 6.07	$ 6.05	$ 8.02	$ 7.53	$ 6.24
Natural gas liquids ($/bbl)	$ 41.81	$ 32.67	$ 32.14	$ 37.95	$ 22.76	$ 30.78	$ 31.13	$ 31.85
Crude oil ($/bbl)	$ 65.76	$ 52.71	$ 42.19	$ 55.91	$ 33.02	$ 40.68	$ 33.30	$ 40.36
Total ($/boe)	$ 48.15	$ 45.68	$ 36.77	$ 37.29	$ 33.97	$ 43.29	$ 40.48	$ 38.18

Royalties
Natural gas ($/mcf)	$ 1.69	$ 1.18	$ 1.48	$ 1.77	$ 0.72	$ 1.46	$ 1.51	$ 1.00
Natural gas liquids ($/bbl)	$ 9.48	$ 10.03	$ 11.23	$ 19.83	$ 3.95	$ 5.78	$ 7.94	$ 8.38
Crude oil ($/bbl)	$ 8.55	$ 9.07	$ 6.07	$ 4.92	$ 1.85	$ 2.13	$ 5.30	$ 6.61
Total royalties ($/boe)	$ 9.75	$ 8.07	$ 8.58	$ 11.72	$ 4.14	$ 7.50	$ 8.16	$ 6.36

Production costs
Natural gas ($/mcf)	$ 2.80	$ 1.60	$ 4.27	$ 2.77	$ 2.54	$ 3.35	$ 3.58	$ 2.87
Natural gas liquids ($/bbl)	$ 7.28	$ 5.86	$ 5.71	$ 10.94	$ 15.37	$ 14.08	$ 15.35	$ 16.36
Crude oil ($/bbl)	$ 37.00	$ 21.12	$ 34.03	$ 35.82	$ 13.11	$ 13.41	$ 10.99	$ 13.41
Total production costs ($/boe)	$ 19.24	$ 10.99	$ 24.93	$ 16.52	$ 15.18	$ 18.10	$ 18.42	$ 16.70

Netback by Product
Natural gas ($/mcf)	$ 2.92	$ 5.19	$ 0.23	$ 1.53	$ 2.79	$ 3.21	$ 2.44	$ 2.37
Natural gas liquids ($/bbl)	$ 25.05	$ 16.78	$ 15.20	$ 7.18	$ 3.44	$ 10.92	$ 7.84	$ 7.11
Crude oil ($/bbl)	$ 20.21	$ 22.52	$ 2.09	$ 15.17	$ 18.06	$ 25.14	$ 17.01	$ 20.34
Netback ($/boe)	$ 19.16	$ 26.62	$ 3.26	$ 9.05	$ 14.65	$ 17.69	$ 13.90	$ 15.12

Net revenues from the Company’s oil and gas operations have generally increased over the past eight quarters due to general increases in production rates and commodity prices (See “Trend Information” below). Earnings have tended to recede during the winter months of both fiscal 2005 and 2004 and during the first and second quarter of fiscal 2005 due to increased litigation expenditures related to the Oakwell Claim and the accrual of the Singapore Judgments.  These expenditures and accruals were tied to the timing of court hearings and decisions and do not represent a normal business trend.

FOURTH QUARTER FISCAL 2005

During the fourth quarter ended June 30, 2005 the Company’s net revenue was $149,274 versus $294,439 recorded in the fourth quarter ending June 30, 2004.

During the fourth quarter ended June 30, 2005 the Company disposed of its interests in 10915 Newfoundland Limited and 11123 Newfoundland Limited for cash proceeds of $175,000. Both of 10915 Newfoundland Limited and 11123 Newfoundland Limited were inactive and their only assets were holdings in two properties located in Newfoundland and Labrador.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of June 30, 2005 was $5,286,315 compared to $600,313 at June 30, 2004. During the twelve month period ending June 30, 2005 the Company’s cash flows used from operating activities from continuing operations was $1,342,888 versus funds used from operating activities of $1,871,961 during the previous year.

Many of the changes in balance sheet accounts are represented by the disposal of the Company’s Industrial & Offshore Division. These items have been reclassified as cash provided by discontinued operations. During the twelve month period ending June 30, 2005 the Company had net cash provided by discontinued operations of $5,968,814 versus cash used of $1,181,034 by the discontinued operations during the previous fiscal year. During the twelve month period ending June 30, 2005 the Company had proceeds of $8,111,989 on the disposal of M&M Engineering and used $2,375,728 from investing activities of discontinued operations. During the previous year the Company used $592,727 on discontinued operations. During the twelve month period ending June 30, 2005 the Company used $2,981,618 on financing activities of discontinued operations versus $54,910 for the previous year.

The Company also expended $1,001,743 on development of oil and gas properties during the twelve month period ended June 30, 2005 versus $1,740,154 during the previous twelve month period ending June 30, 2004. As exhibited in select financial information above production has increased to 60 boe/d for the 12 month period ending June 30, 2005 as a result of the capital expenditures from 48 boe/d for the same period in fiscal 2004. The Company also invested $1,863,324 in marketable securities during the twelve month period ending June 30, 2005 versus $327,765 in the previous period.

The Company has the resources to meet its present working capital requirements with the exception of the Oakwell Claim.

The Company's primary sources of liquidity and capital resources historically have been cash flows from the operations of oil and gas operations, the issuance of share capital, advances from shareholders and cash flows from discontinued operations. During fiscal 2000 and 2001 the Company recovered part of its investment in KEOPL.  During fiscal 2005, it is expected that primary sources of liquidity and capital resources will be derived from the oil and gas operations and a further recovery in connection with an arbitration award (See “Critical Accounting Estimates – Valuation of the Company’s Investment in KEOPL” below).

With respect to specific estimates that could have a material affect on future operations and cash flows (See “Critical Accounting Estimates - Oakwell Claim and the Valuation of the Company's Investment in KEOPL” below).

Outlook and Prospective Capital Requirements.

Effective February 1, 2005 the Company divested of its interest in M&M for cash proceeds of $7,361,999.  The Company retracted preferred shares of M&M for Cdn $1,000,000 cash.  The Company also sold its interest in 10915 Newfoundland Limited and 11123 Newfoundland Limited for cash proceeds of $175,000.

The Company’s oil and gas operations have steadily increased since its inception in 2001. At present, the Company intends to apply significant cash to further develop its oil and gas properties. As part of the Company's oil and gas exploration and development program, management of the Company anticipates further expenditures to expand its existing portfolio of proved and probable oil and gas reserves. Amounts expended on future oil and gas exploration and development is dependent on the nature of future opportunities evaluated by the Company. These expenditures could be funded through cash held by the Company or through cash flow from operations. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. With respect to other potential expenditures of the Company see “Critical Accounting Estimates - Oakwell Claim” below.

The Company's long-term profitability will depend upon its ability to successfully implement its business plan. Also, if the Company is not successful in defending the enforceability of the Oakwell Claim in Canada, there will be a material and adverse impact on the Company’s financial position and operations may be curtailed.

The Company expects to apply cash of approximately $600,000 on the completion of 4 wells in the Buick Area of British Columbia and anticipates future additional capital expenditures to tie these wells on to production.

TREND INFORMATION

Seasonality. The Company's Oil & Gas Division is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business. The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. The continued tight supply demand balance for natural gas is causing significant elasticity in pricing. Despite record drilling activity, a strong economy, weather, fuel switching and demand for electrical generation there still exists a tight supply causing prices to remain high.

Crude oil is influenced by the world economy and OPEC's ability to adjust supply to world demand. Recently crude oil prices have been kept high by political events causing disruptions in the supply of oil, and concern over potential supply disruptions triggered by unrest in the Middle East.

Political events trigger large fluctuations in price levels. The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

A second trend within the Canadian oil and gas industry is recent growth in the number of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the North American economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Kyoto Protocol will have on the sector. Generally during the past year, the economic recovery combined with increased commodity prices has caused an increase in new equity financings in the oil and gas industry. The Company must compete with the numerous new companies and their new management teams and development plans in its access to capital. The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective. Some companies will have to rely on internally generated funds to conduct their exploration and developmental programs.

TABABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Below is a listing of contractual commitments for future payments for the company by fiscal year to 2010:

Schedule of Contractual Obligations

June 30, 2005

	Less than 1 year	1-3 years	3- 5 years	more than 5 years

Operating leases	$6,078	$1,013	$0	$0
Other	$0	$0	$0	$0
	$6,078	$1,013	$0	$0

CRITICAL ACCOUNTING POLICIES AND ESTIMATES AND NEWLY ADOPTED ACCOUNTING POLICIES

The Company's significant accounting policies, estimates and changes to accounting policies are also described in the Notes to the audited Consolidated Financial Statements for the fiscal years ended June 30, 2005, 2004, 2003. It is increasingly important to understand that the application of generally accepted accounting principles involves certain assumptions, judgments and estimates that affect reported amounts of assets, liabilities, revenues and expenses. The application of principles can cause varying results from company to company.

The most significant accounting policies that impact the Company relate to oil and gas accounting and reserve estimates, future income tax assets and liabilities, and stock based compensation.

The most significant accounting estimates that impact the Company and its subsidiaries relate to the Oakwell Claim and the valuation of the Company's investment in KEOPL.

During fiscal 2005 the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments. The only new accounting policy that was adopted by the Company during the 2004 fiscal year was a new accounting policy guideline for oil and gas accounting according to the new Canadian Institute of Chartered Accountants (“CICA”) Handbook guideline ACG-16.

CRITICAL ACCOUNTING POLICIES

Oil and gas accounting and reserve estimates. The Company follows the full cost method of accounting for oil and gas operations under which all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Under the full cost method all of the costs noted above are capitalized, together with the costs of production equipment, and are depleted on the unit-of-production method based on the estimated gross proved reserves. Petroleum products and reserves are converted to equivalent units of natural gas at 6,000 cubic feet to 1 barrel of oil.

Under the full cost method costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When reserves are identified as “proven” by independent engineers, or the property is considered to be impaired, then the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.  Alberta Royalty Tax Credits are included in oil and gas sales.

In applying the full cost method, under Canadian GAAP, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated fair market value undiscounted value of future net revenues from proved and probable oil and gas reserves, as determined by independent engineers, based on sales prices achievable under forecast prices existing contracts and posted average reference prices in effect at the end of the year and forecast current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes. For calculating the fair value the company utilizes a 5% discount factor.

In comparison, in applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues at 10% as opposed to utilizing the fair market value. Also, probable reserves are excluded.

Future Income Tax Assets and Liabilities. The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective income tax bases (temporary differences). Management regularly reviews its tax assets for recoverability and establishes a valuation allowance based on (i) historical taxable income; (ii) projected future taxable income; and (iii) the accounting treatment reflected in Note 11 of the Company’s Audited Consolidated Financial Statements. As of June 30, 2005 the Company had $6,944,172 of non-capital losses, Cumulative Canadian oil and gas property expenses of $7,778,236 and capital losses of $10,449,015.

Stock based compensation. The Company has established a stock option plan (the "Plan") for directors, officers, employees, consultants and service providers During 2005, the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments.  The primary difference between this new accounting policy and the former policy is that the company calculates the fair value of stock options issued to directors and employees. The Company has chosen to adopt the recommendation prospectively.

As a result of adopting the new accounting policy the Company records compensation expense on all stock options granted. The fair value is recorded at their fair value at date of issuance and the amount is estimated using the Black-Scholes Option Pricing Model.   During fiscal 2005 the Company recorded $149,109 of compensation expense related to the issuance of stock options.

CRITICAL ACCOUNTING ESTIMATES

Oakwell Claim.  In March 1997, Oakwell Engineering Limited (“Oakwell”) and the Andhra Pradesh State Electricity Board (“APSEB”) executed two identical Power Purchase Agreements (“PPA”), providing for Oakwell and/or its sponsors to build, own and operate two identical 100 MW net capacity diesel generator Barge Mounted Power Plants (“BMPP”), fueled by furnace oil (total 200 MW net capacity) and sell electricity to APSEB on a take-or-pay basis for 15 years.  In June 1997, the Company and Oakwell formed an 87.5%/12.5% joint venture and incorporated an Indian company, EPS Oakwell Power Limited (“EOPL”) (now known as KEOPL), to implement the provisions of the PPA’s.  Disputes rose between the Company and Oakwell and a Settlement Agreement was reached in December 1998 under which Oakwell sold the Company all of Oakwell's interest in the PPA’s and in EOPL.

In July 2002, Oakwell claimed the Company was in breach of the Settlement Agreement and in August 2002, the Company was named as a defendant in the High Court of the Republic of Singapore, in the matter of Oakwell vs. the Company.  On October 16, 2003 the High Court of Singapore ordered the Company to pay Oakwell US $5,657,000 (approximately CDN $6,933,219 at June 30, 2005) plus costs (the “Judgment”). On November 13, 2003 the Company appealed the Judgment to the Court of Appeal of the Republic of Singapore. That Court, which is the final Court of Appeal for Singapore, dismissed the appeal on April 27, 2004.

On June 21, 2004, Oakwell filed an Application with the Superior Court of Justice for the Province of Ontario (“Superior Court”) seeking to enforce the Judgment in Ontario. On August 30, 2004, the Company filed an Application with the Superior Court for a declaration that the Judgment is not enforceable in the Province of Ontario. The hearing of the Applications was held December 6-9, 2004. On June 27, 2005 the Superior Court judge rendered his decision that the Judgment was enforceable in Ontario with costs and on August 2, 2005 the Superior Court issued the formal Order.

On July 13, 2005, the Company filed a Notice of Appeal of the August 2, 2005 Order of the Superior Court with the Court of Appeal for the Province of Ontario.  The Company anticipates the hearing of the Appeal to be held in early 2006 and the decision of the Court of Appeal to be rendered by the end of 2006.

On January 12, 2005, Oakwell filed an Execution Petition before the Hon’ble High Court of Delhi, India against the Company for enforcement of the Judgment and an application for interim relief seeking attachment of the Company’s 11,848,200 KEOPL Shares, 100% of the shares of EPS Karnataka which owns 97% of EIPCL.  EIPCL has a PPA secured by a cash deposit in the amount of INR 10,000,000 (approximately CDN $281,700 at June 30, 2005) with the Karnataka State Electricity Board.

On September 9, 2005 the Hon’ble High Court of Delhi, India adjourned Oakwell’s Execution Petition to attach the Company’s KEOPL Shares, EPS Karnataka shares and EIPCL but ordered that if the Company receives any payments from the sale of it’s KEOPL Shares, then the proceeds shall be deposited in the Company’s account held in a Public Sector Bank in India or invested only in Government of India securities until the disposal of Oakwell’s Execution Petition. The Execution Petition is ongoing and the hearing has been adjourned to February 3, 2006.

In the event that Oakwell is successful in India in attaching the Company’s KEOPL Shares, EPS Karnataka shares and EIPCL, the Company may not enjoy any potential future gains resulting from its investment in EIPCL, which has been accounted for as discontinued operations.

A provision of CDN $7,956,346 at June 30, 2005 has been made to the Company’s financial statements in relation to the Judgment.

If the Judgment is ultimately enforced in Canada, the Company’s financial condition would be materially and adversely affected.

The following sensitivity analysis measures the affect on future cash flows and profitability given a 10% increase or decrease in exchange rates. The sensitivity also measures the affect on future cash flows and profitability given future court rulings result in full settlement, a 50% settlement and an outright declaration that the Singapore judgment is unenforceable in Canada.

Sensitivity Analysis of Oakwell Claim	Valuation	Affect on Net Income - increase (decrease)	Effect on Future Cash Flow - future payment
Base case – Full payment of balance sheet estimate	$ 7,956,349	$ -	$ (7,956,349)

10% appreciation in Canadian currency	$ 7,160,714	$ 795,635	$ (7,160,714)

10% depreciation in Canadian currency	$ 8,751,984	$ (795,635)	$ (8,751,984)

Settlement for 50% of value with Oakwell	$ 3,978,175	$ 3,978,175	$ (3,978,175)

Oakwell Claim found unenforceable	$ -	$ 7,956,349	$ -

Assuming the full amount is payable and foreign currency rates remain stable then future net income would not be affected whereas future net cash of $7,956,349 would be paid. Assuming a 10% appreciation in the Canadian currency then future net income would increase by $795,635 and the future cash outlay would be $7,160,714. Assuming 10% depreciation in the Canadian currency then future net income would decrease by $795,635 and the future cash outlay would be $8,751,984. Assuming the Company is able to settle with Oakwell for 50% of the amount accrued at the year ending June 30, 2005 then future net income would increase by $3,978,175 and the future cash outlay would be $3,978,175 and finally assuming the Oakwell Claim is unenforceable in Canada then the affect on future net income would be an increase of $7,956,349 and there will be no future outlay of cash resources.

HB Capital contingent liability.  A statement of claim has been filed in the Supreme Court of Newfoundland and Labrador, Trial Division, Suit # 1998 St. J. No. 3233 against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed for special damages in the amount of approximately $230,000 (US $184,197) and a success fee equal to 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions to the project by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No correspondence or activity has occurred since 2000 and management believes that the plaintiff has abandoned the litigation. No provision has been made in the Company’s audited Consolidated Financial Statements for this claim.

The Company estimates the range of liability related to pending litigation where the amount and range of loss can be estimated. Where there is a range of loss, the Company records the minimum estimated liability related to those claims. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates accordingly. Revisions of our estimates of the potential liability could materially impact our results of future operations. If the final outcome of such litigation and contingencies differ adversely from those currently expected, it would result in a charge to earnings when determined.

Valuation of the Company's Investment in KEOPL. As of June 30, 2005 the Company owns 11,848,200 KEOPL Shares formerly known as EOPL.  Pursuant to an Arbitration Agreement between the Company and VBC Ferro Alloys Ltd. (“VBC”), the parent company of KEOPL, an Arbitration Award was passed on October 11, 2003 by Hon’ble Arbitral Tribunal, India (the “Award or Decree”) requiring as follows (i) VBC transfer an additional 500,000 equity shares in KEOPL to the Company, and (ii) VBC to buy the original KEOPL Shares for INR 113,482,000 (approximately CDN $3.2 million at June 30, 2005) on or before the earlier of: (a) 60 days after the first disbursal of funds on financial closure for the KEOPL Project, and, (b) in any event no later than March 31, 2004.  Further, the Company may, upon written notice to VBC, require that VBC purchase, and VBC is then required to buy, an additional 500,000 equity shares of KEOPL at a par value of INR 5,000,000 (approximately CDN $140,850 at June 30, 2005) on or before the same dates.  If VBC does not buy the 11,348,200 KEOPL Shares before March 31, 2004 then VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to effect the purchase by VBC of the 11,348,200 KEOPL Shares held by the Company.

VBC raised a dispute regarding the purchase of the KEOPL Shares and on June 24, 2004 the Company filed an Execution Petition against VBC in the Court of the Chief Judge, City Civil Court, Hyderabad, India (“City Civil Court”) to enforce the Award. The Execution Petition is ongoing and the hearing has been adjourned until October 21, 2005.

On November 30, 2004 the Company also filed a Company Petition against VBC in the High Court of Judicature of Andhra Pradesh, India (the “High Court”) to pass an order for the winding up of VBC under the provisions of the Companies Act, 1956 (India). On April 29, 2005 the High Court passed an Order for the winding up of VBC and awarded the Company costs of the Petition.

VBC appealed before the Division Bench in the High Court of Andhra Pradesh, India to set aside the Order of the High Court dated April 29, 2005. On June 8, 2005 the Division Bench of the High Court of Andhra Pradesh, India passed an Order granting VBC an interim stay of publication of the winding up of VBC only subject to the condition of VBC depositing one-third (1/3rd) amount of the Decree passed in pursuance of the Award along with the interest earned on the principal amount to the credit of Execution Petition on the file of Chief Judge, City Civil Court, Hyderabad, India on or before July 30, 2005. On September 6, 2005 the High Court passed a further Order extending the date for deposit of one-third (1/3rd) amount of the Decree to September 30, 2005.

On August 1, 2005, the Company filed a Special Leave Petition in the Supreme Court of India seeking special leave to appeal the Order of the Division Bench in the High Court of Andhra Pradesh, India dated June 8, 2005.  The hearing has been set for October 3, 2005.

On September 20, 2004 and November 17, 2004 the Company received interest payments from VBC net of India tax for the period March 31, 2004 to June 30, 2004 and July 1, 2004 to September 30, 2004 in the amount of CDN $84,142 (US $62,800) and CDN $76,366 (US $63,990) respectively.

The investment in KEOPL is recorded at expected net recoverable amount of CDN $3,281,950 at June 30, 2005. Management of the Company assessed the amount recoverable based on (i) the par value of the shares, (ii) an assessment of VBC's ability to pay, (iii) financial closure of the KEOPL project, (iv) the provisions of the Arbitration Award, (v) the pending legal proceedings, and (vi) the likelihood and timing of payment. The actual recoverable amount is dependent upon future events including foreign exchange fluctuations and could differ materially from the amount estimated by management.

KEOPL Sensitivity Analysis: The following sensitivity measures the affect on future cash flows and profitability given a 10% increase or decrease in exchange rates. The sensitivity also measures the affect on future cash flows and profitability given that the future amount recovered from VBC results in a full recovery, a 50% settlement, and no recovery on the investment (Please note that if there is no recovery on the investment then the Company will continue to hold the underlying shares in KEOPL which represent an approximate 3% interest in a 459 mega watt power project).

Sensitivity Analysis of KEOPL Investment	Valuation	Affect on Net Income - increase (decrease)	Effect on Future Cash Flow - future payment
Base case – Full recovery of balance sheet estimate	$ 3,281,950	$ -	$ 3,281,950

10% appreciation in Canadian currency	$ 3,034,213	$ (247,737)	$ 3,034,213

10% depreciation in Canadian currency	$ 3,281,950	$ -	$ 3,281,950

50% recovery from VBC	$ 1,668,817	$(1,668,817)	$ 1,668,817

Unable to collect from VBC	(2)	(2)	(2)

(1)

(1)

Assuming the base Canadian/ Indian Rs. Exchange rate of 35.4988 as at June 30, 2005.

(2)

The underlying valuation will revert to a new base of measurement determined by the underlying value of KEOPL. A projected affect on net income is indeterminable.

Assuming the full amount is recoverable and foreign currency rates remain stable then future net income will not be affected whereas future net cash of $3,281,950 would be received. Assuming a 10% appreciation in the Canadian currency then future net income will decrease by $247,737 and the future cash received would be $3,034,213. Assuming 10% depreciation in the Canadian currency, the future net income would be nil however the future cash received would be $3,708,482. The affect on net income would be delayed until the gain was actually realized (on receipt of funds). On receipt of funds a gain of $426,532 would be realized.

Assuming VBC is able to settle with EnerNorth for 50% of the amount agreed in the Arbitration Award as valued at the year ending June 30, 2005 then future net income will decrease by $1,668,817 and the future cash received will be $1,668,817. Finally assuming the VBC does not honour the Arbitration Award then we are unable to measure the affect on net income and future cash flow as an alternative measurement basis should be applied. Such a basis may include valuing the underlying shares of KEOPL.

NEWLY ADOPTED ACCOUNTING POLICIES

Stock Based Compensation: During 2005, the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments.  The primary difference between this new accounting policy and the former policy is that the Company calculates the fair value of stock options issued to directors and employees. The Company has chosen to adopt the recommendation prospectively.

As a result of adopting the new accounting policy the Company records compensation expense on all stock options granted. The fair value is recorded at their fair value at date of issuance and the amount is estimated using the Black-Scholes Option Pricing Model.

Oil and gas accounting: During 2004, the Company adopted the recommendations of the new CICA Handbook guideline AcG-16.  The primary difference related to this new accounting standard relates to the application of the ceiling test. Under the new standard the capitalized costs less accumulated depletion and amortization are restricted to the fair value of proved and probable reserves as opposed to the undiscounted value of proved reserves less general and administrative expenses, tax and financing costs. As a result of applying the new standards, management determined that a transitional impairment loss of $1,945,786 be recorded as at July 1, 2003.

RECENTLY ISSUED UNITED STATES ACCOUNTING STANDARDS

In December 2004, the FASB Issued SFAS No. 123R, “Share Based Payments”, which addresses the issue of measuring compensation cost associated with Share Based Payment plans. This statement requires that all such plans, for public entities, be measured at fair value using an option, pricing model whereas previously certain plans could be measured using either a fair value method or an intrinsic value method.  The revision is intended to increase the consistency and comparability of financial results by only allowing one method of application.  This revised standard is effective for the first interim or annual period beginning on or after June 15, 2005 for awards granted on or after the effective date. The adoption of this statement did not have a material effect on the financial position or results of operations.

In June 2004, FASB issued an exposure draft of a proposed Statement, “Fair Value Measurements” to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current U.S. GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value to re-measure assets and liabilities. The standard would be effective for financial statements issued for fiscal years beginning after June 15, 2005.  The Company is evaluating the effect of this standard on its consolidated financial statements.

OTHER INFORMATION

The Company's public filings can be accessed and viewed through the Company's website, www.enernorth.com under the heading "Investor Relations", and by clicking on "Corporate Filings". A link to the Company's Canadian Securities Commissions filings, including the Company’s Annual Form 20F filed as its Annual Information Form, can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.

Management evaluated the effectiveness of the Company's disclosure controls and procedures as of June 30, 2005, and concluded that, as of that date, the Company's disclosure controls and procedures were effective. During the period covered by this report there have been no changes in the Company’s internal control over financial reporting that is expected to materially affect or is reasonably likely to materially affect the Company’s internal control over financial reporting.

SHARE CAPITAL

As of June 30, 2005:

Authorized:

Unlimited number of Common Shares, without par value

Unlimited number of Class A Preference Shares, Series I

Unlimited number of Class A Preference Shares, Series II

Issued

(a)   Common shares

	#	Consideration
Balance, as at June 30, 2004	4,059,009	$43,339,132
Balance, as at September 23, 2005	4,059,009	$43,339,132

(b)

Common share purchase warrants outstanding consist of the following:

Exercise	Expiry	2005	2004
Price	Date	#	#
US$ 1.80	December 31, 2004	-	533,332
		-	533,332

(c)

Common share purchase options outstanding consist of the following:

Exercise	Expiry	2005	2004
Price	Date	#	#
US$0.75	February 28, 2010	600,000	-
Total		600,000	-

At the date of this Management Discussion and Analysis, there are 615,000 common share purchase options are outstanding.

      EnerNorth Industries Inc.

Via:  Sedar

September 27, 2005

The Ontario Securities Commission

The Newfoundland Securities Commission

The British Columbia Securities Commission

The Alberta Securities Commission

Attention:  Continuous Disclosure

RE: Special Meeting of Shareholders-November 14, 2005

Please find attached to this filing, the Corporation’s Notice of Special Meeting, Management Information Circular and Proxy.

Should you require additional documentation, please do not hesitate to contact the undersigned.

Yours truly,

ENERNORTH INDUSTRIES INC.

Per:

“Sandra J. Hall”,

President

EnerNorth Industries Inc.

Suite 1502, 1 King Street West,

Toronto, Canada
M5H 1A1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the "Meeting") of shareholders of EnerNorth Industries Inc. (the "Company") to be held at the offices of WeirFoulds LLP, The Exchange Tower, 130 King Street West, 15th Floor, Toronto, Ontario on Monday, the 14th day of November, 2005 at the hour of 11:00 o'clock in the forenoon (Toronto time), to:

  Receive and consider the audited consolidated financial statements of the Company for the year ended June 30, 2005, together with the report of the auditors thereon;

  Elect directors of the Company until the next annual meeting of shareholders;

  Appoint BDO Dunwoody LLP, Chartered Accountants, as auditors of the Company to hold office until the close of the next annual meeting of the shareholders of the Company and authorize the directors to fix the auditors' remuneration;

  Consider and, if thought advisable, to approve a resolution, in the form of the proposed resolution set forth in the Circular, the text of which is incorporated herein by reference authorizing the issuance by the Company of up to 4,059,009 additional common shares by way of private placements or acquisitions during the period of one year following shareholders’ approval; and

  Transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the management information circular of the Company (the "Circular") accompanying and forming part of this Notice.

This Notice and the accompanying Circular have been sent to each director of the Company, each shareholder of the Company entitled to notice of the Meeting and to the auditors of the Company.

A copy of the Annual Report containing the above referenced financial statements accompanies this Notice.

Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Company c/o Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3.

DATED at Toronto, Ontario this 22nd day of September, 2005.

BY ORDER OF THE BOARD

“SANDRA J. HALL”

President and Secretary

NOTES:

1.	As provided in the Business Corporations Act (Ontario), shareholders registered on the books of the Company at the close of business on October 7, 2005 are entitled to notice of the Meeting.
2.	Shareholders registered on the books of the Company at the close of business on October 7, 2005 are entitled to vote at the Meeting.
3.	The directors have fixed the hour of 4:00 p.m. in the afternoon on the last business day preceding the day of the Meeting or any adjournment thereof before which time the instrument of proxy to be used at the Meeting must be deposited with the Company, c/o Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.

EnerNorth Industries Inc.

Suite 1502, 1 King Street West,

Toronto, Canada
M5H 1A1

MANAGEMENT INFORMATION CIRCULAR

September 22, 2005

Solicitation of Proxies by Management

This Management Information Circular (the "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of ENERNORTH INDUSTRIES INC. (the "Company") for use at the Annual and Special Meeting of Shareholders of the Company (the "Meeting") to be held at the time and place and for the purposes set forth in the attached Notice of Annual and Special Meeting of Shareholders (the "Notice").  It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by officers, directors, or regular employees of the Company. The cost of such solicitation will be borne by the Company.

Appointment of Proxyholders

The persons named in the accompanying form of proxy are officers and/or directors of the Company.  A shareholder desiring to appoint a person (who need not be a shareholder of the Company) to represent such shareholder at the Meeting, other than the persons designated in the accompanying form of proxy, may do so by striking out the names of the persons currently designated and inserting the name of the person to be appointed in the space provided or by completing another form of proxy and, in either case, delivering the completed proxy to the offices of Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, Canada M5H 4C3.   A proxy must be delivered not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the hour of the Meeting or any adjournment thereof. A failure to deposit the proxy shall result in its invalidation.

Revocability of Proxy

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law.

Voting of Proxies

The persons named in the enclosed form of proxy will vote the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such common shares will be voted for each of the matters identified in the Notice and described in this Circular. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the time of the printing of the Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

Voting of Common Shares –General

There are 4,059,009 common shares issued and outstanding, each carrying the right to one vote per share. Only shareholders registered on the Record Date (as hereinafter defined) are entitled to vote at the Meeting, except that a transferee of common shares after such Record Date may, not later than 10 days before the Meeting, establish a right to vote by providing evidence of ownership of common shares and making a request to Equity Transfer Services Inc. that the transferee's name be placed on the shareholder list for the Meeting in place of the transferor.

Voting of Common Shares -Advice to Beneficial Holders

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares wil1 not be registered in the shareholder’s name on the records of the Company. Such shares wil1 more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered in the name of CEDE & Co. (the registration name for The Depository Trust Company, which acts as nominee for many U.S. brokerage firms). Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the direction of the Beneficial Shareholder. Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADPIC”). ADPIC typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADPIC. ADPIC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADPIC sticker on it cannot use that proxy to vote shares directly at the Meeting - the proxy must be returned to ADPIC well in advance of the Meeting in order to have the shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxy holder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder, should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Supplemental Mailing List

Under National Instrument 54-102, adopted by the Canadian Securities Administrators, a securityholder who wishes to receive interim financial statements and the management’s discussion and analysis from us must deliver a written request for such material to us, together with a signed statement that the securityholder is the owner of securities (other than debt instruments). As a result, if you wish to receive our interim financial statements and the management’s discussion and analysis, you are encouraged to complete and return the enclosed form in order to be added to our supplemental mailing list.

Voting Securities And Principal Holders Of Voting Securities

The authorized capital of the Company consists of an unlimited number of common shares (the "Common Shares") and an unlimited number of Class A Preferred Shares issuable in series. An aggregate of 4,059,009 Common Shares and Nil Class A Preferred Shares were issued and outstanding as of the Record Date.  Each Common Share entitles the holder thereof to one (1) vote at all meetings of shareholders.

To the knowledge of the directors and senior officers of the Company, no persons or companies, beneficially own, directly or indirectly, or exercise control or direction over more than ten percent (10%) of the issued and outstanding voting shares of the Company.

Record Date

The board of directors has fixed October 7, 2005 (the “Record Date”) as the Record Date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The shareholders are being asked to elect five (5) directors at this Meeting.   The persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. The management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of business on the day of the first annual meeting of shareholders of the Company following his/her election unless his/her office is earlier vacated in accordance with the articles of the Company.

The following are the names of management's nominees for election as directors of the Company together with their positions held with the Company, municipalities of residence, principal occupations for the past five years, and the number of shares beneficially owned or over which control or direction is exercised:

Name, Address And Position (1)	Principal Occupation	Date Elected Director	Shares Held (2)
James C. Cassina Chairman and Director Toronto, Ontario	Chairman and Director of EnerNorth Industries Inc. Previously President and Chief Executive Officer of EnerNorth Industries Inc.	September 19, 1996	91,164(4)
Sandra J. Hall President, Secretary and Director Ajax, Ontario	President, Secretary and Director of EnerNorth Industries Inc. Previously Vice-President Corporate Affairs of EnerNorth Industries Inc.	December 29, 1997	25,000
Ramesh K. Naroola (3) Director New Delhi, India	Self Employed Consultant in India Banking and Labour Law	October 1, 1999	Nil
Ian S. Davey (3) Director Toronto, Ontario	President of China One Communications	December 29, 1997	Nil
Milton Klyman (3) Director Toronto, Ontario	Self Employed Financial Consultant	April 3, 2001	Nil

Shareholders are urged to elect Management's nominees as directors.

Notes:

(1)

Each of the persons proposed to be nominated as a director of the Company, has been elected to their present term of office by a vote of shareholders at a meeting, the notice of which was accompanied by an information circular, which stated his/her principal occupation during the five years prior to the date of such circular.

(2)

Information as to shares beneficially owned directly or indirectly by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

(3)

Member of the Audit Committee.

(4)

Mr. Cassina beneficially owns 60,417 shares through Core Financial Enterprises Inc., a private Ontario corporation.  Mr. Cassina is the sole director, officer and controlling shareholder of Core Financial Enterprises Inc.  Mr. Cassina also holds 30,747 shares of the Company directly.

Appointment of the Auditor

Shareholders of the Company will be asked at the Meeting to reappoint BDO Dunwoody, LLP Chartered Accountants of Toronto, Ontario as the Company's auditors to hold office until the close of the next annual meeting of Shareholders of the Company, and to authorize the directors of the Company to fix the auditors' remuneration.  Unless authority to vote is withheld, persons named in the accompanying form of proxy intend to vote for the reappointment of BDO Dunwoody, LLP, Chartered Accountants of Toronto, Ontario as the auditor of the Company to hold office until the next annual meeting of shareholders and to authorize the directors of the Company to fix the remuneration of the auditor.  BDO Dunwoody, LLP was appointed by the Company on September 14, 2000.

Advance Approval of Issuance of Common Shares

Management of the Company is continuing to evaluate potential acquisitions and exploration and development opportunities to complement the existing operations of the Company and to enhance future growth. In furtherance of acquisitions and or to provide working capital, the Company may be required to raise additional capital by way of one or more private placements with or without combined possible debt financing.

The Company will be seeking at the Meeting advance shareholder approval for share issuances by the Company, pursuant to one or more private placements. The Company proposes that the private placement(s) for which advance approval is being sought be restricted to a maximum of 100% of the number of Common Shares issued and outstanding at the date of this Circular, being 4,059,009 Common Shares

Any private placement proceeded with by the Company under the advance approval may be subject to regulatory and exchange approval and to the following additional restrictions:

(a)

It must be completed within a twelve month period following the date the shareholder approval is given; and

(b)

It must comply with applicable regulatory and exchange requirements and relevant private placement pricing rules.

The Board of Directors of the Company do not necessarily intend to authorize the issuance of the entire number of shares authorized pursuant to the proposed resolution.  The private placement may be negotiated if the directors consider the terms reasonable in the circumstances and if the directors consider that the funds enhance the Company’s operations.

Shareholders of the Company will therefore be asked at the Meeting to consider and, if thought advisable, to authorize by means of an ordinary resolution, the issuance by the Company during the twelve months following the Meeting, pursuant to one or more private placements, of a maximum of 100% of the number of common shares issued and outstanding at the date of this Circular, currently being 4,059,009 Common Shares, at such price or prices and on such terms as the Board of Directors of the Company considers appropriate, subject to the restrictions referred to above.

In the absence of contrary directions, Management intends to vote proxies in the accompanying form in favour of this ordinary resolution.

The text of the ordinary resolution which Management intends to place before the Meeting for the approval is as follows:

“Be it resolved as an ordinary resolution of the Company that:

1.

  The Company be and is hereby authorized to issue during the twelve months following the Meeting, pursuant to one or more private placements, a maximum of 4,059,009 Common Shares at such price or prices and on such terms as the board of directors of the Company considers appropriate, subject to the restrictions described in the management information circular of the Company dated September 22, 2005 distributed in connection with the Meeting.

2.

  The directors of the Company are hereby authorized, in their discretion, to revoke this resolution or any portion thereof before it is acted upon without further approval or authorization of the shareholders of the Company.”

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

In accordance with the applicable regulations under the Ontario Securities Act (the "Regulations") all annual and long-term compensation for services rendered in any capacity to the Company for the annual periods ended June 30, 2005, 2004 and 2003 (to the extent required by the Regulations).  The Regulations require disclosure for individuals who served as the Chief Executive Officer and Chief Financial Officer of the Company or were among the most highly compensated executive officers (in terms of salary, bonus and other compensation and the net amount realized on the exercise of stock options) paid and accrued by the Company, provided that each such person's annual salary and other compensation exceeded CDN $150,000.

The Company has three such individuals, the President and Chief Financial Officer and the President of M&M Engineering Limited (“M&M”).  Their compensation is stated in Canadian dollars below. These individuals are referred to collectively as the "Named Executive Officers".

Name and Principal Position with the Company and/or its Subsidiary	Year	Annual Compensation Canadian Dollars			Long-term Compensation	All Other Compensation ($)(3)
		Salary ($)	Bonus ($)	Other Annual Compensation ($) (1)	Securities Under Options Granted (#)
Sandra J. Hall (2) President and Secretary	2005 2004 2003	110,417 104,375 100,000	Nil Nil Nil	Nil Nil Nil	165,000 Nil Nil	18,097 22,147 9,888
Scott T. Hargreaves Chief Financial Officer	2005 2004 2003	110,417 107,500 100,000	Nil Nil Nil	Nil Nil Nil	145,000 Nil Nil	379 37,096 1,312
David R. Myers (4) President of M&M Engineering Limited	2005 2004 2003	81,333 135,146 125,570	48,000 Nil Nil	7,332 10,570 10,570	Nil Nil Nil	3,561 7,956 7,574

Notes:

1.

This figure represents employer contributions to Registered Retirement Savings Plans made by the Company’s subsidiary.

2.

Effective July 1, 2002, Ms. Hall was appointed President to fill the vacancy left by the resignation of Mr. Cassina. For purposes of this disclosure, Ms. Hall performs the role of a Chief Executive Officer.

3.

Includes amounts for auto allowance, professional dues, memberships, vacation pay and directors fees.

4.

The Company divested of its interest in M&M effective February 1, 2005 and accordingly the amounts shown for Mr. Myers, President of M&M are from July 1, 2004 to February 1, 2005.

Compensation of Directors

Effective September 1, 2004 the board of directors’ adopted a fee structure.  Under the terms of the fee structure each director shall receive an annual retainer of CDN $5,000 payable quarterly.  In addition, the directors are paid a fee of CDN $250 per meeting of the board or committee of the board attended.  The directors of the Company are also entitled to reimbursement for out-of-pocket expenses for attendance at meetings of the board of directors and any committees of the board of directors.  The Chairs of the committees of the board of directors are to be paid an annual retainer of CDN $2,500 payable quarterly.  The whole Board met nine (9) times, the Audit Committee met six (6) times; the Compensation Committee met once, the Corporate Governance Committee met once and the Petroleum and Natural Gas Committee met once during fiscal 2005.  For their services in their capacity as directors, an aggregate of CDN $44,416.67 was paid during fiscal 2005.

Long-Term Incentive Plan Awards

Currently, the Company does not have a long-term incentive plan.

Share Options Granted

On March 1, 2005 the Company granted 590,000 stock options to directors and 2,500 stock options to an employee (1,250 options vesting September 1, 2005 and 1,250 options vesting March 1, 2006) all exercisable at US $0.75 expiring February 28, 1010.

The following table summarizes the share options of the Company granted to all Company executive officers and directors during the fiscal year ended June 30, 2005.

Name	Securities Under Options Granted (#)	Percentage of Total Options Granted to Officers & Directors in Financial Year 2005	Exercise Price (US $)	Market Value of Securities (US $) Underlying Options on the Date of Grant	Expiration Date
James C. Cassina	145,000	25%	$0.75	$0.68	February 28, 2010
Sandra J. Hall	165,000	29%	$0.75	$0.68	February 28, 2010
Scott T. Hargreaves	145,000	25%	$0.75	$0.68	February 28, 2010
Ramesh K. Naroola	75,000	13%	$0.75	$0.68	February 28, 2010
Milton Klyman	30,000	5%	$0.75	$0.68	February 28, 2010
Ian Davey	30,000	5%	$0.75	$0.68	February 28, 2010
All Officers and Directors	590,000	98%		$0.68	February 28, 2010

Aggregated Option Exercises and Year End Option Values

The following table sets out information regarding option exercises and year-end option values for the Company’s Named Executive Officers:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options at Fiscal Year End (#)		Value of Unexercised in the Money Options at Fiscal Year End (1) ( US $)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Sandra J. Hall	Nil	Nil	165,000	Nil	$138,600	Nil
Scott Hargreaves	Nil	Nil	145,000	Nil	$121,800	Nil

Note:  (1)

The value of the unexercised in the money options is calculated on the difference between the exercise price of the options and the closing price of  the Company’s common shares on the American Stock Exchange of US $1.59 as at June 30, 2005.

Stock Option Repricings

The Company did not re-price downward any stock options during the financial year ended June 30, 2005.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no compensatory plan or arrangement with respect the Named Executive Officers, or other Directors of the Company which results or will result from the resignation, retirement or any other termination of employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in an Executive Officer’s responsibilities following change of control.

Indebtedness of Directors, Executive Officers and Senior Officers

During the year ended June 30, 2005, no director or senior officer was indebted to the Company, nor has any associate or affiliate of any director or senior officer of the Company been indebted to the Company or any of its subsidiaries.

Interests of Insiders in Material Transactions

No insider of the Company has an interest in a material transaction with the Company since the beginning of the Company’s last financial year or in any proposed transaction with the Company other than described under Executive Compensation.

CORPORATE GOVERNANCE

The Company’s governance practices are the responsibility of the board of directors of the Company. The board of directors has delegated some of its responsibilities to develop and monitor the Company’s governance practices to the Corporate Governance Committee. The board believes that good corporate governance is of fundamental importance to the success of the Company and, with the encouragement of the board, the Company continued to strengthen its governance practices. The Corporate Governance Committee makes recommendations from time to time to the board concerning changes in the specific duties and responsibilities of the board and its committees to keep up to date with corporate governance practices and new regulations. The charters of all committees are reviewed annually.

Mission of the Board of Directors

The mission of the Board of Directors of the Company is to be a strategic asset of the organization measured by the contributions the directors make – individually and collectively – to the long-term success of the Company.

Composition of the Board

At the Meeting, shareholders will be asked to elect five directors for the ensuing year. Of the five nominees proposed for election as directors, three will be “unrelated directors” as they are “independent from management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding”.  The “unrelated directors” proposed for elections are Messrs. Davey, Klyman and Naroola.  It is the Company’s practice to attempt to maintain a diversity of personal experience among its directors.

Committees of the Board of Directors

Board of Directors

The Board of Directors discharges its responsibilities directly and through committees of the Board of Directors, currently consisting of an Audit Committee, Compensation Committee, Corporate Governance Committee and a Petroleum and Natural Gas Committee.

Each of the Compensation Committee, the Corporate Governance Committee and the Petroleum and Natural Gas Committee consists of a majority of independent directors, while the Audit Committee consists of only independent directors.  Each Committee has a specific mandate and responsibilities, as reflected in the charters for each committee.   All members of the Board of Directors met nine (9) times during fiscal 2005.

The Board of Directors meets regularly to review the business operations, corporate governance and financial results of the Company.  All members of the Board of Directors met nine (9) times during fiscal 2005.

Audit Committee

The mandate of the Audit Committee is formalized in a written charter.  The members of the audit committee of the Board are Messrs. Naroola, Davey and Klyman (Chair). The Board of Directors has determined that Mr. Klyman, the Chair of the Audit Committee is a financial expert and that Messrs. Davey and Naroola are financially literate.  Its primary duties and responsibilities are to serve as an independent and objective party to monitor the Company’s financial reporting process and control systems, review and appraise the audit activities of the Company’s independent auditors, financial and senior management, and the lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters.  All committee members met six (6) times during fiscal 2005.

Compensation Committee

The mandate of the Compensation Committee is formalized in a written charter. The members of the compensation committee of the Board are Messrs. Cassina, Davey (Chair) and Klyman.  The Committee is responsible for making recommendations to the Board of Directors on all matters relating to the compensation of directors, the members of various other committees of the Board and the senior officers of the Company.  For the purpose of its mandate, the Compensation Committee reviews all aspects of compensation paid to directors, committee members, management and employees to ensure the Company’s compensation programs are competitive, ensuring that the Company can attract, motivate and retain high calibre individuals.   The Compensation Committee holds meetings as warranted with respect to officer appointments or other compensation related matters.  All committee members met once during fiscal 2005.

Corporate Governance Committee

The mandate of the Corporate Governance Committee is formalized in a written charter. The members of the corporate governance committee of the Board are Messrs. Cassina, Klyman and Ms. Hall.  The Committee's duties and responsibilities include, but are not limited to, periodic review of the criteria regarding the composition of the board of directors and committees of the board of directors; assessing and providing recommendations on the effectiveness of the board of directors as a whole, the committees of the board of directors and the contribution of individual directors; supervising the Company's securities compliance procedures; including adopting a Whistleblower Policy and a written Corporate Disclosure Policy in relation to Part VI of National Policy 51-201 – Disclosure Standards, ensuring that an appropriate selection process for new director and committee nominees is in place; and dealing with succession planning issues relating to senior management.  All committee members met once during fiscal 2005.

Petroleum and Natural Gas Committee

The Petroleum and Natural Gas Committee is currently composed of three directors, two of whom are outside unrelated directors.  The members of the petroleum and natural gas committee of the Board are Messrs. Davey and Naroola and Ms. Hall (Chair).  The Petroleum and Natural Gas Committee has the responsibility of meeting with the independent engineering firm commissioned to conduct the reserves evaluation on the Company’s oil and natural gas assets and to discuss the results of such evaluation with each of the independent engineers and management.  Specifically, the Petroleum and Natural Gas Committee’s responsibilities include, but are not limited to, a review of management’s recommendations for the appointment of independent engineers, review of the independent engineering reports and considering the principal assumptions upon which such reports are based, appraisal of the expertise of the independent engineering firms retained to evaluate the Company’s reserves, review of the scope and methodology of the independent engineers’ evaluations, reviewing any problems experienced by the independent engineers in preparing the reserve evaluation, including any restrictions imposed by management or significant issues on which there was a disagreement with management and a review of reserve additions and revisions which occur from one report to the next.  The Petroleum and Natural Gas Committee meets at least once annually or otherwise as circumstances warrant.   All committee members met once during fiscal 2005.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Compensation Committee of the Board of Directors. The members of the Compensation Committee consist of a majority of unrelated directors. Following review and approval by the Committee, decisions relating to executive compensation are reported to, and approved by, the full Board of Directors. The Committee has directed the preparation of this report and has approved its contents and its submission to shareholders.

The Company’s approach to its executive compensation program is motivated by a desire to align the interests of its executive officers as closely as possible with the interests of the Company and its shareholders as a whole. In determining the nature and quantum of compensation for its executive officers the Company is seeking to achieve the following objectives: to provide a strong incentive to management to contribute to the achievement of its short-term and long-term corporate goals; to ensure that the interests of its executive officers and the interests of its shareholders are aligned; to enable the Company to attract, retain and motivate executive officers of the highest caliber in the light of the strong competition in its industry for qualified personnel; and to recognize that the successful implementation of the Company’s corporate strategy cannot necessarily be measured, at this stage of the Company’s development, with reference to quantitative measurement criteria of corporate or individual performance.

The Company takes all of these factors into account in formulating its recommendations to the Board of Directors respecting the compensation to be paid to each of its executive officers.

The compensation that the Company pays to its executive officers generally consists of an annual salary, the grant of stock options from time to time, medical benefits and auto allowances.  The Company’s compensation policy reflects a belief that an element of total compensation for its executive officers should be "at risk" in the form of common shares or incentive stock options, so as to create a strong incentive to build shareholder value.

Stock Options:  The Company has an Option Plan pursuant to which directors, officers and employees of the Company and other persons who provide management or consulting services to the Company are eligible to be granted by the Board of Directors or the Compensation Committee of the Board of Directors, an option to acquire common shares of the Company.  All outstanding stock options that have been granted under the Plan were granted at prices not less than 100% of the fair market value of the common shares of the Company on the dates such options were granted. The Company does not have a policy of granting additional incentive stock options to its executive officers on an annual basis.

The Option Plan provides eligible persons with an opportunity to participate in the growth and development of the Company by providing such persons with the opportunity to acquire a proprietary interest in the Company.  Options are granted in recognition of individual services, and to encourage participants to increase their efforts to make the Company more successful.  Upon exercise of an option, the shares thereby purchased must be paid for in full.  The Company does not provide financial assistance in connection with the exercise of options.

The Compensation Committee oversees and sets the general guidelines and principles for the compensation packages for senior management. As well, the Compensation Committee assesses the individual performance of the Company’s executive officers and makes recommendations to the board of directors. Based on these recommendations, the board of directors makes decisions concerning the nature and scope of the compensation to be paid to the Company’s executive officers. The Compensation Committee is also responsible for considering grants of equity and equity incentives to non-executive management personnel under the Plan.

Submitted on behalf of the Compensation Committee:

James C. Cassina

Ian Davey

Milton Klyman

Performance Graph

The above graph compares the five year cumulative shareholder return for CDN $100.00 invested in the Company on June 30, 2000 with the cumulative total return of the S&P/TSX Composite Index since that date.

1.

Four-for-one consolidation occurred in February, 2001 and the prior share value has been adjusted and is reflected in the Chart.

2.

Three-for-one consolidation occurred in February, 2003 and the prior share value has been adjusted and is reflected in the Chart.

3.

Price converted from United States trading value at a conversation rate of $1.2256 as at June 30, 2005.

General

Except as otherwise indicated, information contained herein is given as of September 22, 2005.  Management knows of no other matters to come before the Meeting, however, if any other matters which are not now known to Management should come properly before the Meeting, the proxy will be voted on such matters in accordance with the best knowledge of the person voting it.

Corporate Filings

The Company’s public filings can be accessed and viewed through the Company’s website www.enernorth.com under the heading “Investor Relations” and “Corporate Filings”.  A link to the Canadian Securities Commissions can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com and the United States Securities Commission through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.   Readers can also access and view the public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca.

Board Approval

The contents and the sending of this Circular to shareholders of the Company have been approved by the Board of Directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Toronto, Ontario this 22nd day of September 2005.

“SANDRA J. HALL”	“SCOTT T. HARGREAVES”
President	Chief Financial Officer

EnerNorth Industries Inc.

Suite 1502, 1 King Street West,

Toronto, Canada
M5H 1A1

FORM OF PROXY SOLICITED BY THE

MANAGEMENT OF ENERNORTH INDUSTRIES INC.

FOR USE AT THE ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS TO BE HELD ON NOVEMBER 14, 2005

The undersigned shareholder(s) of EnerNorth Industries Inc. (the "Company") hereby appoint(s) in respect of all of his or her shares of the Company, Sandra J. Hall, President and a director or failing her, Scott T. Hargreaves, Chief Financial Officer, or in lieu of the foregoing                                                                     as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at the annual and special meeting (the "Meeting") of shareholders of the Company to be held on the 14th day of November, 2005, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

1.

TO VOTE FOR [      ] WITHHOLD FROM VOTING [      ] in the election of directors named in the accompanying Circular;

2.

TO VOTE FOR [       ] WITHHOLD FROM VOTING [        ] on the appointment of BDO Dunwoody LLP, Chartered Accountants as auditors, to hold office until the close of the next annual meeting of shareholders of the Company and to authorize the directors of the Company to fix the remuneration of the auditors of the Company;

3.

TO VOTE FOR [       ] AGAINST [       ] the resolution authorizing the issuance by the Company during the twelve months following the Meeting, pursuant to one or more private placements or acquisitions, of up to 4,059,009 additional common shares.

This proxy revokes and supersedes all proxies of earlier date.

If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

DATED the___________ day of_______________________________ 2005.

______________________________________________________________

Signature of Shareholder(s)

______________________________________________________________

Print Name

(SEE NOTES ON THE BACK OF THIS PAGE)

NOTES:

(1)

This form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.  If the proxy is not dated, it will be deemed to bear the date on which it was mailed.

(2)

The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

(3)

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY.  SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THIS FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE COMPANY C/O EQUITY TRANSFER SERVICES INC., SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO, M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 11th DAY OF NOVEMBER, 2005.

(4)

IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THIS PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THIS PROXY.

(5)

This proxy ceases to be valid one year from its date.

(6)

If your address as shown is incorrect, please give your correct address when returning this proxy.

EnerNorth Industries Inc.

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 Continuous Disclosure Obligations mandates that EnerNorth Industries Inc. (the “Company”) send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company’s interim financial statements and related Management’s Discussion and Analysis (the “Statements”), in accordance with the procedures set out in National Instruments 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. If you wish to receive the Statements, you must complete this form and forward it to the following address:

ENERNORTH INDUSTRIES INC.

Suite 1502

1 King Street West

Toronto, Ontario

M5H 1A1

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements. (Registered holders are those with shares registered in their name, beneficial owners have their shares registered in an agent, broker or bank’s name.)

**********

Please put my name on EnerNorth Industries Inc. Supplemental Mailing List to receive the Statements

(Please PRINT your name and address)

__________________________________________________

(First Name and Surname)

__________________________________________________

(Number and Street) (Apartment/Suite)

__________________________________________________

(City) (Province/State)

__________________________________________________

(Postal Code)

Signed: ___________________________________________

(Signature of Shareholder)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth industries inc.

(formerly: Energy Power Systems Limited)

Date: September 28, 2005

By:____”Sandra J. Hall”____ ______

Sandra J. Hall,

President, Secretary & Director